Exhibit 12.2

NEWMONT MINING CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in thousands except ratio)

Three Months Ended March 31, 2004
Earnings:
Income before income taxes(1)	$218,947
Adjustments:
Net interest expense(2)	25,502
QMC interest expense(3)	836
Amortization of capitalized interest	1,210
Portion of rental expense representative of interest	851
Undistributed income of affiliate	375
Minority interest in net income of affiliates	79,057

$326,778

Fixed Charges:
Net interest expense(2)	25,502
Capitalized interest	2,352
Portion of rental expense representative of interest	851
Preferred dividends	—

$28,705

Ratio of earnings to fixed charges	11.4

(1)	Pre-tax income before minority interest, equity income, impairment of affiliates and cumulative effect of a change in accounting principle, net of Minority interest in income of subsidiaries.

(2)	Includes interest expense of majority-owned subsidiaries and amortization of debt issuance costs.

(3)	Represents interest expense related to Newmont’s guarantee of QMC Finance Pty Ltd debt.